DM

18006295

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galileo Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Rockefeller Plaza, Suite 1001
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katarina Panoutsopoulos 212 332 6036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Francois Pages, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galileo Global Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

FARZANA A SIDDIQI
Notary Public - State of New York
NO. 01SI6285283
Qualified in Queens County
My Commission Expires Jul 1, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALILEO GLOBAL SECURITIES, LLC CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Galileo Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Galileo Global Securities, LLC auditor since 2009.

Greenwood Village, Colorado
February 5, 2018

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Galileo Global Securities, LLC

Opinion on the Financial Condition

We have audited the accompanying statement of financial condition of Galileo Global Securities LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

We have served as Galileo Global Securities, LLC auditor since 2009.

Greenwood Village, Colorado
February 5, 2018

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Galileo Global Securities, LLC

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) Galileo Global Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 5, 2018

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 30,510
Fees and reimbursements receivable	17,484
Other assets	2,884
Total assets	**$ 50,878**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 24,515
Due to related party (Note 3)	-
Deffered Revenue	-
Total liabilities	24,515
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)	
MEMBER'S EQUITY (Note 2)	26,363
Total liabilities and member's equity	**$ 50,878**

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUE:		
Fees and placement income	$	209,613
Reimbursed expenses		35,882
Total revenue		245,494
EXPENSES: (Note 3)		
Commission Expenses	$	72,329
Marketing Expenses	$	6,028
Personnel Expense	$	25,671
Professional fees		17,900
Regulatory expenses		6,135
General and administrative		126,951
Members Guaranteed Payments		6,500
Reimbursable Expenses		7,059
Taxes and other expenses		2,516
Travel and Entertainment		14,063
Total expenses		285,151
Exchange Gain/Loss	$	4,344
NET INCOME	**$**	**(35,313)**

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

BALANCE, December 31, 2016	$ 42,628
Capitalized overhead expenses	19,047
Member distributions	-
Net income	(35,313)
BALANCE, December 31, 2017	**$ 26,363**

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(35,313)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(17,484)
Increase in other assets		(1,528)
Decrease in deferred revenue		(2,000)
Decrease in accounts payable and accrued expenses		21,976
Net cash flows provided by operating activities		(34,348)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		-
Member distributions		-
Net cash flows used in financing activities		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(34,348)
CASH AND CASH EQUIVALENTS, beginning of year		64,858
CASH AND CASH EQUIVALENTS, end of year	**$**	**30,510**
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Overhead expenses recorded as capital contributions	**$**	**19,047**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Galileo Global Securities, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York, on November 10, 2005 and is a wholly owned subsidiary of Galileo Global Advisors, LLC ("GGA"). During 2006, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company, which is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

The Company's business operates principally in the United States of America from its shared office facility located in New York, New York. The Company is a limited purpose broker/dealer authorized to provide senior-level, independent advice to corporations and governments in investment banking and international capital markets, mainly targeting companies with cross-border needs in the area of mergers and acquisitions and placement of private equity capital.

Income taxes

The Company files its income tax returns as a partnership, on the cash basis and is not subject to federal or state income taxes. Therefore, income or losses reflected on the tax returns of GGS pass directly through to its member's individual income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Revenue recognition

The Company's main source of revenue is advisory fees for independent advice on mergers and acquisitions and placement of private equity capital. Revenue is recognized when earned and is no longer subject to negotiation or refunds. Deferred revenue represents cash received from non-refundable retainers in excess of recognized revenue.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $21,982 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.12 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space and facilities from GGA under the service agreement. Under the agreement the Company is required to reimburse GGA $11,658 monthly for rent and utilities.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash, fees and reimbursements receivable, other assets, deferred revenue, accounts payable and accrued expenses and due to related party are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

GALILEO GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2017

CREDITS:		
Member's equity	$	26,363
DEBITS:		
Non-allowable assets:		
Fees and reimbursements receivable		1,497
Other assets		2,884
Total debits		4,381
NET CAPITAL		21,982
Minimum requirements of 6-2/3% of aggregate indebtedness of $24,515 or $5,000, whichever is greater		5,000
Excess net capital	$	16,982
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	24,515
Due to related party		-
TOTAL AGGREGATE INDEBTEDNESS	$	24,515
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.12 to 1

Note: There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2017.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

February 5, 2018

Mr. Francois Pages
Galileo Global Securities, LLC
Ten Rockefeller Plaza, Suite 1001
New York, NY 10020

The Member of
Galileo Global Securities, LLC

We have audited the financial statements and supplemental information of Galileo Global Securities, LLC (the "Company") for the year ended December 31, 2017 and have issued our report thereon dated February 5, 2018. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during fiscal year 2017. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Galileo Global Securities, LLC in its fiscal year 2017 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for cash equivalents, commissions receivable and revenue recognition. These policies are considered critical due to their significance to the financial statements and the Company's operations. Future events would unlikely affect the determination of whether these policies and practices would be considered critical.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is

material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There are no sensitive accounting estimates affecting the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During our evaluation of the Company's financial reporting we did not encounter any bias in the amounts and disclosure in the footnotes. All critical accounting policies and practices appear consistent and reasonable for the type of entity. Further, we did not note any unusual transactions outside the normal course of business and no material accounting estimates that had a significant impact on the financial statements. Lastly, the financial statements and the accompanying notes are in conformity with Generally Accepted Accounting Principles and the rules governing brokers and dealers of securities.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. Further, professional standards require us to also communicate the effect of uncorrected misstatements related to prior periods on the relevant classes of transactions, account balances or disclosures and the financial statements as a whole.

There were no material misstatements nor any uncorrected material misstatements related to prior periods identified during our audit procedures, either individually or in aggregate that would materially affect the financial statements as a whole.

Exceptions to Exemption Provisions

In connection with our review of the Company's (k)(2)(i) exemption to Rule 15c3-3, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents a Computation of Net Capital Pursuant to Uniform Net Capital rule 15c3-1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Recent Accounting Pronouncements

The Company has evaluated FASB Accounting Standards Update 2014-09—Revenue from Contracts with Customers (Topic 606)—effective for fiscal years beginning after December 15, 2017—and has updated its revenue recognition policies accordingly. Implementation of the new standard is not expected to materially affect the Company.

Compliance with All Ethics Requirements Regarding Independence

The engagement team and our entire firm have complied with all relevant ethical requirements regarding independence.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Representations Requested from Management

We have requested certain written representations from management, which are included in the management representation letter dated February 5, 2018.

Management Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement. None of the matters discussed resulted in a condition to our retention as the Company' auditors.

We are not aware of other documents that contain the audited financial statements.

This information is intended solely for the use of the Audit Committee, Members, and management of Galileo Global Securities, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Spicer Jeffries LLP

Spicer Jeffries LLP

GALILEO GLOBAL SECURITIES, LLC

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Galileo Global Securities, LLC (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2017. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds or delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Galileo Global Securities, LLC (the "Company").

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Francois Pages, *Managing Member & CEO*

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended December 31
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067275 FINRA DEC
GALILEO GLOBAL SECURITIES, LLC
10 ROCKEFELLER PLAZA
SUITE 1001
NEW YORK, NY 10020-0054

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANTHONY DIAMOS: (404) 536-6984

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

July 30, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ____

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $____

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $____

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GALILEO GLOBAL SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRINCIPAL
(Title)

Dated the 31st day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2017
and ending DECEMBER 31, 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $250,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

RETAINER FEES (STRATEGIC ADVISORY FEES-FOREIGN TRANSACTIONS), EXCHANGE RATE GAIN, EXPENSE REIMBURSEMENTS 250,000

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions 250,000

2d. SIPC Net Operating Revenues $0

2e. General Assessment @ .0015 Rate effective 1/1/2017 $0

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